UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A    .

Share purchase agreement with Woori Finance Holdings

to acquire shares of Woori Financial, a subsidiary of Woori Finance Holdings

On February 28, 2014, KB Financial Group Inc. disclosed that it signed a share purchase agreement with Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) as of February 24, 2014, to acquire 11,180,630 shares of Woori Financial Co., Ltd. (“Woori Financial”), a subsidiary of Woori Finance Holdings.

Key details:

•	Number of Woori Financial shares to be acquired: 11,180,630 shares (representing 52.02% of the outstanding shares of Woori Financial)

•	Purchase price: Won 25,032 per share

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: February 28, 2014	By: /s/ Woong-Won Yoon

(Signature)

	Name:	Woong-Won Yoon

	Title:	Deputy President & CFO